EXHIBIT 99-9


FOR IMMEDIATE RELEASE

ACME ELECTRIC REPORTS FOURTH QUARTER RESULTS


     EAST AURORA, N.Y., August 14, 1995 -- Acme Electric Corporation (NYSE:
ACE) today reported that the results of consolidated operations for the full fiscal year ended June 30, 1995, were record net sales of $91,127,000 with net profit of $.20 per share, compared with net sales of $76,233,000 and a net loss of $5,659,000, or $1.17 per share, during the prior year.
     Results for the thirteen-week period ended June 30, 1995, were net sales of $24,689,000 and a net loss of $494,000, or $.09 per share, compared with net sales of $19,621,000 and net profit of $560,000, or $.11 per share, during the comparable period of the prior year.
     Robert J. McKenna, Chairman and Chief Executive Officer, stated that, "We are gratified by continued sales increases resulting in record sales for the year. We are working hard to overcome our immediate difficulties and to enjoy the full benefit of the growth that we have realized."
     Mr. McKenna added that, "Extraordinary material price increases and excessive health care costs combined to adversely affect fourth quarter margins. Although we incurred significant temporary expenses to enable our Aerospace Division to overcome difficulties encountered in the consolidation of its military and aerospace business into one facility, we look forward to improved performance in future periods." Acme had previously reported on its status in July.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz.

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ACME ELECTRIC CORPORATION

Comparative Analysis


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                                  FOR THE YEAR ENDED            FOR THE 13 WEEKS ENDED
                                06/30/95      06/30/94          06/30/95      06/30/94
                                --------      --------          --------      --------

Net Sales                        $91,127       $76,233           $24,689       $19,621
Net Income (Loss)                    992        (5,659)             (494)          560
Earnings (Loss) Per Share           $.20        $(1.17)            $(.09)         $.11
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share       4,924,887     4,854,061         4,960,048     4,866,454

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